Exhibit 99.1

Pursuant to FINRA Rule 2310(b)(5), Preferred Apartment Communities, Inc. (the "Company") determined the estimated value as of December 31, 2015 of its Series A Redeemable Preferred Stock, $1,000 stated value per share,with the material assistance of a third party valuation expert. In particular, the third party valuation expert calculated the amount resulting from the consolidated undepreciated book value of the Company's assets less its contractual liabilities, divided by the number of shares of the Company's Preferred Stock outstanding, all as reflected in the Company's consolidated financial statements included in Part IV of the Company's Annual Report on Form 10-K for the year ended December 31, 2015 to which this exhibit is attached, which were prepared in conformity with accounting principles generally accepted in the United States of America and upon which the Company received an unqualified opinion from its independent registered public accounting firm, PricewaterhouseCoopers, LLP. Based on this methodology, and because the result from the calculation above is greater than the $1,000 per share stated value of the Company's Preferred Stock, the Company has determined that the estimated value of its Preferred Stock is $1,000 per share.

PAC:10736.1